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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December, 2001


                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                 (Translation of registrant's name into English)

                465 GODIN AVENUE, VANIER, QUEBEC, CANADA G1M 3G7
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


              Form 20-F ___X___            Form 40-F ______


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes _______            No ___X___


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.


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On December 5, 2001, EXFO Electro-Optical Engineering Inc., a Canadian
corporation, issued a press release in which it announced that its financial results for the quarter ended November 30, 2001 are expected to be less than previously forecasted. This report on Form 6-K sets forth the news release relating to EXFO's announcement and the press release is hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to amend certain material information as set forth in said Form F-3.

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                                                                        EMBARGO

EXFO REVISES FINANCIAL OUTLOOK


QUEBEC CITY, CANADA, December 5, 2001--EXFO Electro-Optical Engineering Inc. (NASDAQ: EXFO, TSE: EXF) announced today it has revised its financial outlook for the first quarter of fiscal 2002.

The company now anticipates sales slightly above US$20 million for the first quarter ended November 30, 2001 compared to previously announced guidance of US$24 to US$28 million. Net loss, excluding amortization of goodwill and the after-tax effect of amortization of intangible assets and non-recurring expenses, is expected to be in the range of $0.03 to $0.04 per share. Previous guidance was between a net loss of $0.02 and net earnings of $0.02 per share.

EXFO will report complete first-quarter results for fiscal 2002 on January 16, 2002.

"This revised outlook reflects the after-effects of the September 11th events and the current slowdown in the telecommunications industry," said Germain Lamonde, Chairman, President and CEO of EXFO. "It has been very difficult to forecast the full impact of these two market forces on the fiber-optic test, measurement and automation sector."

To align its cost structure to current market conditions, EXFO is implementing additional cost-cutting measures that will provide approximately US$6 million in annualized pre-tax savings. The company is lowering operating expenses, freezing employee salaries and reducing its workforce by 10%, part of which is through attrition.

These measures will incur charges of about US$4 million, including an inventory write-off of US$3.5 million, that will be accounted for in the first quarter of fiscal 2002.

EXFO has also fast-tracked the development of some major products to generate new revenue streams for upcoming quarters. For example, the company recently introduced a Gigabit Ethernet test module for its FTB-400 field-testing platform and a Femtosecond PMD Analyzer based on a new reference test method.

No major product development project has been negatively affected by these latest cutbacks.

"I firmly believe we have made the right moves to ensure the long-term prosperity of the company," Mr. Lamonde added. "We have substantially reduced our operating expenses, while increasing our addressable markets and investing in innovation."

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EXFO will host a conference call today at 5:00 p.m. (Eastern time) to review its revised outlook. To listen to the conference call and participate in the question period via telephone, dial 1 (416) 641-6715.

Germain Lamonde, Chairman, President and CEO, and Pierre Plamondon, CA, Vice-President of Finance and Chief Financial Officer, will participate in the call. A replay of the conference call can be accessed after 7 p.m. (Eastern time) today until midnight (Eastern time) on December 10, 2001. The replay number is 1 (416) 626-4100 and the password is 20063315. A Webcast of the conference call will also be available on EXFO's Web site at www.exfo.com, under the Investors section.

ABOUT EXFO

EXFO, which derives its name from EXpertise in Fiber Optics, is a leading designer and manufacturer of fiber-optic test, measurement and automation solutions for the global telecommunications industry. EXFO markets its products to more than 2000 customers in 70 countries around the world.

EXFO and its subsidiaries develop products for two main markets. The Portable and Monitoring Division provides handheld and modular instruments for the physical-, optical- and protocol-layer testing needs of telecommunications carriers and network service providers. The Industrial and Scientific Division offers an extensive line of high-performance instruments, test systems and automated manufacturing equipment for optical component and system vendors as well as for research and development labs.

This news release may contain statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements may appear in a number of places in this news release and include statements concerning our intent, belief, or current expectations regarding future events. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors which are beyond the control of EXFO, including retention of qualified personnel, revenue synergies, demand for testing and measurement instruments and precision positioning instruments as well as general economic conditions. Although we believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this news release. We undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this news release, or to reflect new information or the occurrence of unanticipated events. Readers are referred to our Annual Report on Form 20-F and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions for a discussion of the other factors that may affect our future performance and other important risk factors concerning us and our operations.

                                      -30-

FOR MORE INFORMATION:

Mike Lamanna                                    Maryse Imbeault
Manager, Investor Relations                     Director, Communications
(418) 683-0211                                  (418) 683-0211
michael.lamanna@exfo.com                        maryse.imbeault@exfo.com



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              EXFO ELECTRO-OPTICAL ENGINEERING INC.

                              By: /s/ Germain Lamonde
                                  --------------------------------------------
                                  Name: Germain Lamonde
                                  Title: President and Chief Executive Officer


Date:  December 5, 2001